John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 8, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, DC 20549

Re:	MarsProtocol Inc.
Registration Statement on Form F-4
Filed April 20, 2023
File No. 333-271349

Dear Sir/Madam:

On behalf of MarsProtocol Inc. (the “Company”), we are responding to the Staff’s comment letter dated May 24, 2023, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Registration Statement on Form F-4 filed April 20, 2023

General

1.	We note you checked the box that you qualify as an “emerging growth company” (EGC) under the JOBS Act. Please revise your next amendment to disclose the following under Section 107(b) of the JOBS Act:

●	How and when you may lose EGC status;

●	The exemptions that are available to EGCs, including those related to auditor attestation on the effectiveness of Internal Controls over Financial Reporting (ICFR) under Section 404(b) of Regulation S-K;

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

ARIZONA  ●  CALIFORNIA  ●  COLORADO  ●  CONNECTICUT  ●  DELAWARE  ●  FLORIDA  ●  GEORGIA  ●  ILLINOIS  ●  INDIANA  ●  KANSAS
●  KENTUCKY  ●  LOUISIANA MARYLAND  ●  MASSACHUSETTS  ●  MINNESOTA  ●  MISSISSIPPI  ●  MISSOURI  ●  NEVADA  ●  NEW JERSEY
●  NEW MEXICO  ●  NEW YORK  ●  NORTH CAROLINA OHIO  ●  OREGON  ●  PENNSYLVANIA  ●  RHODE ISLAND  ●  TENNESSEE  ●  TEXAS
●  UTAH  ●  VIRGINIA  ●  WASHINGTON  ● WASHINGTON D.C.  ●  WEST VIRGINIA

September 8, 2023

RESPONSE:	In response to the Staff’s comments, we have updated the disclosures on the cover and pages vii, viii, and 11 to disclose the following under Section 107(b) of the JOBS Act:

●	How and when you may lose EGC status;

●	The exemptions that are available to EGCs, including those related to auditor attestation on the effectiveness of Internal Controls over Financial Reporting (ICFR) under Section 404(b) of Regulation S-K;

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.	Based on disclosures throughout the document, it appears you sold all aircraft associated with the leasing business and no longer operate a leasing business subsequent to your emergence from bankruptcy. However, based on disclosures in your financial statements and the related footnotes, it appears you still operate a leasing business that generated $120,000 in operating lease revenue and $1,478,800 in other income in 2022 and had assets of $1,431,700 at December 31, 2022. Please tell us, and revise your next amendment as appropriate, to discuss your ongoing leasing business, including your future plans for this business and any other pertinent information for potential investors. To the extent that you no longer pursue individual aspects of your aircraft leasing business, revise your disclosure throughout your filing to the past tense. As a single example, as you no longer appear to hold aircraft on your balance sheet, revise your aircraft capitalization and depreciation policy disclosure on page F-13 to indicate that aircraft and aircraft engines were recorded at cost.

RESPONSE:	In response to the Staff’s comment, we clarified that after emergence from bankruptcy, we still maintained an interest in the aircraft leasing business, and the underlying aircrafts were leased from third parties. However, on August 25, 2023, per the recommendation of JetFleet’s board of directors, the Company, as a holder of a majority of the voting stock of JetFleet, elected to approve the winding up and dissolution of JetFleet. As part of the winding up process, JetFleet will cease providing aircraft advisory and management services. See pages 1 and 2.

The other income of $1.5 million resulted from waive of other current liabilities which became non-payable as of December 31, 2022. The assets of $1.4 million were primarily comprised of cash of $0.3 million and tax receivable of $1.1 million, which was subsequently collected from tax authorities in the three months ended March 31, 2023.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

3.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price, including any material impact from the price volatility of crypto assets.

RESPONSE:	In response to the Staff’s comment, we included a heading called “Our Market and Industry.” Please note that the Company has ceased providing non-custodial staking tools to third parties and is only conducting solo-staking. See pages 1, 2, 28, and 42.

4.	We note your disclosure that you accept crypto assets as a form of payment, as well as your disclosure that you hold crypto assets. Please revise to specifically identify the crypto assets that you hold and accept as payment, as well as those for which you have plans to hold and accept as payment. In addition, please identify any and all crypto asset services that you offer and intend to offer for each crypto asset. Consider using a table or chart to list these various crypto assets and corresponding services, as applicable.

RESPONSE:	We respectfully advise that the Company does not have any customers as it is currently focusing on its solo-staking operations. As such the Company no longer accept accepts Bitcoin, ETH, USDT, or USDC from its customers, if any, or as a form of payment for its airline leasing business or any other services. See page 19.

5.	We note your disclosure that, “the stable coins of $3.1 million and crypto assets of $0.4 million” that you held at December 31, 2022 were “highly liquid.” Please explain what you mean by this or remove this term.

RESPONSE:	We respectfully advise that the term “highly liquid” indicates that the Company has the ability to convert stablecoins and certain crypto assets, including ETH, into fiat currency promptly through its cooperated custodian, Matrix Trust Company Limited (“Matrixport”) at any time. We have deleted the term “highly liquid”. See page 26.

6.	Please describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold, and also including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.

RESPONSE:	We respectfully advise that the Company does not carry any insurance policies covering its holding of crypto assets. We have updated the risk factor on page 19 to clarify that we do not carry any insurance..

7.	Under an appropriately captioned heading, please revise your disclosure to include details regarding your custodial practices for crypto assets, including the items below:

●	briefly discuss what portion of the crypto assets are held in hot wallets and cold wallets;

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

●	disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;

●	identify any custodians you use and discuss the material terms of any agreements you have with them;

●	identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof;

●	describe the terms and provisions of your insurance policies, if any, covering your crypto assets and clarify whether any insurance providers have inspection rights. To the extent there are no such policies, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate; and

●	identify the person(s) that have the authority to release the crypto assets from your wallets.

RESPONSE:	In response to the Staff’s comment, we included a heading called “Custodial Practices” disclosing the Company’s custodial practices for crypto assets. See page 42.

Cover Page

8.	Please revise your cover page to indicate where your common stock is listed, its trading symbol, and its trading price as of the most recent practicable date.

RESPONSE:	We respectfully advise the Staff that MPU Cayman’s common stock is currently not traded and we have updated the disclosure on the cover page to clarify that it will apply for listing on the NYSE American under the symbol “MPU.”

Questions and Answers, page iii

9.	Please include in this section a Question and Answer that includes a discussion of the percentage of outstanding voting control that related parties hold. Also include a discussion of any agreements to vote shares to approve and adopt the Merger Agreement. If there are no such agreements, please so state.

RESPONSE:	We respectfully advise Staff that we have updated Question and Answer, page v, to include a discussion of the percentage of outstanding voting control that related parties hold and if there are any voting agreements in place.

Summary, page 1

10.	Please include in this section an organizational chart that identifies all of the entities in your business both before and after the Redomicile Merger. The chart(s) should indicate the percentage of economic interests and voting interests relevant parties have in each entity.

RESPONSE:	In response to the Staff’s comment, we have included an organizational chart that identifies all of the the Company’s subsidiaries both before and after the Redomicile Merger. See page 4.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

11.	Please revise this section to include a subheading describing Saving Digital Pte. Ltd (SDP). This would include a discussion of when you acquired SDP, your acquisition costs, its prior business activities, any related party transactions, and any other pertinent information.

RESPONSE:	In response to the Staff’s comment, we have included a section on Saving Digital Pte. Ltd. See page 1.

12.	Please indicate here the approximate number of customers that you have as part of your solo-staking and providing proof-of-stake technology tools in Singapore for the Ethereum network. Please also revise your risk factor disclosure where you describe your obligations and interactions with your customers to clarify how many current customers you have in this aspect of your business.

RESPONSE:	We respectfully advise that we have amended the disclosure to pages 1 and 18 to disclose that the Company currently has no customers as it ceased providing non-custodial staking tools to third parties as of July 1, 2023.

13.	We note your disclosure throughout that you are currently “exploring other opportunities in the crypto-related business.” Please revise your disclosure to provide greater details regarding the crypto-related businesses you are exploring, including whether you are focused on particular crypto-related businesses, the status of your exploration, any geographic areas of focus and whether you have engaged in discussions with third parties or entered into any agreements.

RESPONSE:	We respectfully advise that we have amended the disclosure to pages 1, 13, 40, and 41 to provide greater details regarding the crypto-related businesses that the Company is exploring. We have deleted the line “exploring other opportunities” and have described the Company’s current business.

Market Information, page 7

14.	We note your disclosures that, “[f]ollowing the Redomicile Merger, the Company ticker symbol “MPU” will remain unchanged,” your risk factor disclosure that “[i]f we do not continue to satisfy the NYSE American continued listing requirements, our common stock could be delisted” and that, “[t]he Company and MPU Cayman are in the process of applying for listing of MPU Cayman’s ordinary shares with the NYSE American under the ticker symbol “MPU” and hope to complete that process concurrent with or shortly after the consummation of the Redomicile Merger.” Please reconcile your disclosure throughout to clarify the status of your listing after the Redomicile Merger.

RESPONSE:	We respectfully advise that we have amended the disclosure to pages 9 and 26 to clarify that MPU Cayman’s common stock is currently not traded and that it will apply for listing on the NYSE American under the symbol “MPU”.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Risk Factors, page 8

15.	Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

RESPONSE:	We respectfully advise that as of July 1, 2023, the Company has ceased providing its non-custodial staking tools services and currently it is only engaged in solo-staking operations. In addition, the Company’s prior staking platform operates as a non-custodial service and does not manage user private keys or maintain a fund pool. The Company does not bear liquidity management risks. As a result, the Company is not susceptible to liquidity crises caused by customer node withdrawals. However, in the event of a large-scale withdrawal of nodes by users of halts, it may cause disruption to the cryptocurrency market. See page 17.

16.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

RESPONSE:	In response to the Staff’s comment, we have included a risk factor to discuss risks related to recent disruption in the crypto asset markets. See page 16.

17.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. For example purposes only, we note your disclosure that the staking activities conducted in Singapore and on your StaaS platform will currently not be made available to U.S. residents. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

RESPONSE:	We respectfully advise that the Company is not limited or restricted in offering its services outside of Singapore and in other jurisdictions. The Company is voluntarily limiting its crypto-related business in Singapore. If the Company decides to expand its services to other jurisdictions, it will update its disclosures and risk factors accordingly. See page 15.

18.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

RESPONSE:	In response to the Staff’s comment, we have updated the Company’s risk factor to clarify that the Company does not need regulatory approval to provide its services. See page 19.

19.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

RESPONSE:	In response to the Staff’s comment, we have included a risk factor to discuss the risk that the Company faces if U.S. and foreign regulators were to assert jurisdiction over its crypto assets. See pages 16 and 17.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

20.	Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

RESPONSE:	In response to the Staff’s comment, we have included a risk factor to discuss the risks related to safeguarding of the Company’s crypto assets. See page 19.

21.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.

RESPONSE:	We respectfully advise that as of July 1, 2023, the Company stopped providing its StaaS business model and is focusing on solo-staking.

22.	Describe any material financing, liquidity, or other risks you face related to the impact that the recent crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

RESPONSE:	In response to the Staff’s comment, we have included a risk factor to discuss the risk that the Company faces as a result of the recent crypto asset market disruption. See page 17.

23.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.

●	Risk of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	Risks from price declines or price volatility of crypto assets.

RESPONSE:	In response to the Staff’s comment, we have included a risk factor to discuss the risk that the Company faces due to the disruptions in the crypto asset markets. See page 17.

The enforcement of civil liabilities against MPU Cayman may be more difficult, page 11

24.	Please revise this risk factor to specify that many of your officers and directors are located in China and to identify the risks associated with them being in China. Please revise to also include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

RESPONSE:	We respectfully advise that none of the Company’s officers are located in China and only 3 independent directors are located in China. In response to the Staff’s comment, we have revised the risk factor to discuss the challenges of enforcing judgements against the Company’s officers and directors. See page 13.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

A particular digital asset’s status, such as an ETH, as a “security” in any relevant jurisdiction..., page 12

25.	We note your risk factor disclosure that the legal test for determining whether any given crypto asset may be considered a security “may evolve over time...and the outcome is difficult to predict,” that “the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution” and “[i]t is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.” Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:	We respectfully advise that we have amended the disclosure to pages 14 and 15 to remove such statements.

26.	We note your statements in this risk factor that “[t]he SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security.” Please remove or revise this statement in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:	We respectfully advise that we have amended the disclosure to pages 14 and 15 to remove such statements.

27.	Please revise to clarify what you mean by the term “stable cryptocurrency,” as opposed to what you would define as an “unstable” cryptocurrency.

RESPONSE:	We respectfully advise that we have amended the disclosure to page 14 to change the term “stable cryptocurrency” to “stablecoin” and what the Company means by such term. These stablecoins provide a digital representation of fiat currencies, offering stability in price compared to more volatile cryptocurrencies like Bitcoin or Ethereum.

28.	We note your disclosure that you make a risk-based assessment that the crypto assets that you hold and transact in are not securities. Please describe your policies and procedures, if any, for analyzing whether a particular crypto asset is a “security” within the meaning of Section 2(a)(1) of the Securities Act and expand your risk factor to disclose that this risk- based assessment does not constitute a legal determination binding on the courts.

RESPONSE:	We have amended the disclosure to page 15 to describe the Company’s policies and procedures.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

29.	The statement on page 12 that “[p]ublic statements made in the past by senior officials at the SEC have indicated that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form)” is incorrect regarding Ethereum. Please revise to remove this statement or revise your disclosure accordingly.

RESPONSE:	We respectfully advise that we have amended the disclosure to page 14 to remove such statements.

The Company plans to continue to explore other opportunities in the crypto-related business to expand our business model, page 13

30.	We note your disclosure that “[d]ue to regulatory challenges, the Company has discontinued the Mano game and the alSpace platform on November 3, 2022.” Please expand this risk factor and your disclosure elsewhere in the filing to describe the regulatory challenges to which you refer and the impact(s) of the discontinuation on your business activities.

RESPONSE:	We respectfully advise that we have amended the disclosure to page 15 and elsewhere to remove such statement and expanded the risk factor to describe such challenges.

We rely on systems and services provided by third parties, primarily by Tbit Global Limited..., page 14

31.	We note your disclosure in this risk factor that you rely on Tbit Global Limited (Tbit). We also note your disclosure that Tbit provides cloud servers and your platform and software. Please expand your disclosure to provide greater details regarding your relationship with Tbit and Tbit’s role in your business(es). Please also revise to provide a complete list of the systems and services Tbit provides to you.

RESPONSE:	In response to the Staff’s comment, Tbit helped the Company to develop the non-custodian staking platform. However since the Company has decided to stop providing its non-custodian staking platform, the Company has terminated its agreement with Tbit. Accordingly we have deleted this risk factor. See page 18.

“We cannot be certain that our StaaS platform and staking services will maintain regulatory approval..., page 15

32.	We note that your disclosure in the heading to this risk factor implies that you have obtained regulatory approval for your StaaS platform and staking services. Please revise your disclosure to clarify what regulatory approval you have obtained or revise your risk factor heading.

RESPONSE:	No license is required in Singapore for operating the StaaS business. In response to the Staff’s comment, we have revised the disclosure on page 19 to clarify that no licensing / regulatory approval is currently required to operate the StaaS business.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Dependence on Ethereum Network Developers, page 17

33.	Please revise your disclosure to explain the significance of the two hyperlinks you include under this heading or remove the hyperlinks.

RESPONSE:	We respectfully advise that we have amended the disclosure to page 21 to remove such hyperlinks.

Management’s Discussion and Analysis, page 23

34.	Please tell us your consideration for separately discussing your operating results at the segment level as contemplated in Item 303(b) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, because the Company had minimal aircraft leasing business, the Company did not discuss its operating results at the segment level, rather the Company discussed its operating results as a whole.

35.	Please revise your next amendment to break out the material components of expense category professional fees, general and administrative and other. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have revised page 36 to break out the material components of professional fees, general and administrative and other, and discussed material trends between periods.

36.	Please revise your next amendment to break out the material components of expense category salaries and employee benefits. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we clarified that the Company’s salaries and employee benefits are all incurred on payroll expenses. In addition, the Company’s salary and employee benefits were $2.0 million and $2.1 million, respectively, for the years ended December 31, 2022 and 2021, and the Company did not identify material trends between periods. Accordingly, the Company did not analyze the changes in management discussion and analysis.

37.	Please revise your next amendment to present a more robust discussion of your critical accounting estimates. Such disclosure should supplement the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:

●	why management believes the accounting policy is critical;

●	how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and

●	quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Item 303(b)(3) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have revised page 39 to present a more robust discussion of critical accounting estimates.

38.	Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

RESPONSE:	In response to the Staff’s comment, we have revised page 29 to disclose that the Company has not experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

39.	We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

RESPONSE:	In response to the Staff’s comment, we clarify that as of December 31, 2022, the Company owned ETH only. The Company did not collateralize these crypto assets for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party. See pages 18 and 29.

In addition, the Company has not issued any crypto assets nor holds any crypto assets on behalf of third parties.

40.	To the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

RESPONSE:	In response to the Staff’s comment, we clarify that as of December 31, 2022, the Company did not collateralize these crypto assets for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party. See pages 18 and 29.

Business of the Company, page 28

41.	We note your disclosure that SDP purchased 37 ETH on September 15, 2022 and that SDP staked 160 ETH until quarter ended December 31, 2022. Revise this description to disclose the method and costs for acquiring the unaccounted for 123 ETH. Also disclose in this paragraph what rewards, if any, SDP earned in the period ending December 31, 2022.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 27 to “For the period from September 19, 2022 through December 31, 20222, through SDP, the Company purchased 301 Ether (ETH)”.   In addition, we also disclosed on page 27 the rewards of 5.7 ETH earned from staking business for the period ending December 31, 2022.

42.	We note your disclosure that the non-custodial staking tools will not be currently available to U.S. residents. Please describe your future intentions regarding providing such services to U.S. residents.

RESPONSE:	We respectfully advise that as of July 1, 2023, the Company has ceased providing its non-custodial staking tools services and currently, the Company only engages in solo-staking operations. The Company is not limited or restricted in offering its services outside of Singapore and in other jurisdictions. The Company is voluntarily limiting its crypto-related business in Singapore. The Company has amended the disclosure to remove discussions related to its non-custodial staking tools services. See pages 41 and 42.

43.	To the extent material, discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

RESPONSE:	We respectfully advise that the Company currently only conducts solo-staking. The Company does not believe that the crypto related bankruptcies will impact its business, financial conditions, customers and counterparties.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

44.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

RESPONSE:	As disclosed on pages 14 and 42, we have disclosed that as a result of the Silicon Valley Bank (“SVB”) bankruptcy, Circle Internet Financial Public Limited Company (“Circle”) announced that $3.3 billion of its roughly $40 billion USDC reserves were held at SVB. As a result, Circle depegged the USDC from its $1.00 peg, trading as low as $0.87. As a result, this risk may result in the sell-off of USDC and volatility as to the value of stablecoins, which would expose us to risk of potential loss and could have a material adverse effect on the Company’s ability to raise new funding and on its business, financial condition, and results of operations and prospects.

45.	If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

RESPONSE:	We respectfully advise that we have amended the disclosure to page 28 to clarify that the Company does not have access to third-party wallets and is not responsible for safeguarding the customer’s digital assets.

46.	We note your disclosure that you, “will continue to focus on third-party management service contracts for aircraft operations.” Please revise this section to describe in more detail the services and business activities that JetFleet Holding Corp. and JetFleet Management Corp. provide.

RESPONSE:	We respectfully advise that on August 24, 2023, the “Company, as a holder of a majority of the voting stock of JetFleet Management Corp., a California corporation (“JMC”), has elected to approve the winding up and dissolution of JMC. As part of the winding up process, JMC will cease providing aircraft advisory and management services. See pages 1 and 2.

47.	Please revise this section to describe your business operations in the NFT space. If you are no longer engaged in activates in the NFT space, please describe what your prior NFT- related activities were.

RESPONSE:	In response to the Staff’s comment, we have amended the disclosure to page 27.

48.	Under an appropriately captioned heading, please provide detailed disclosure regarding your StaaS platform, including everything offered on the platform and whether it only provides staking services. In addition, as we note your disclosure that it is a new platform, please also disclose your plans for this platform.

RESPONSE:	We respectfully advise that from the end of April to the end of June 2023, which was a transition period, the Company terminated cooperation with an outsourced third-party IT company to develop and maintain its MarsProtocol staking platform. There are no penalties or contingencies arising from the termination of cooperation. As a result, effective July 1, 2023, the Company stopped providing non-custodial staking tools to third parties.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

49.	We note your disclosure that you are “currently engaged in solo-staking and [that you] provide proof-of-stake technology tools in Singapore for the Ethereum network.” Please expand your disclosure here and in the Summary section to specify the technology tools to which you refer.

RESPONSE:	We respectfully advise that as of July 1, 2023, the Company has ceased providing its non-custodial staking tools services and currently, the Company only engages in solo-staking operations. The Company is not limited or restricted in offering its services outside of Singapore and in other jurisdictions. The Company is voluntarily limiting its crypto-related business in Singapore. The Company has amended the disclosure to remove discussions related to its non-custodial staking tools services. See pages 41 and 42.

50.	Please expand your disclosure to describe your planned activities with respect to staking in greater detail. Without limitation, your disclosure should address program features, whose crypto assets are being staked, who is eligible to participate, and how the validation process is conducted through the program and by whom.

RESPONSE:	We respectfully advise that as of July 1, 2023, the Company has ceased providing its non-custodial staking tools services and currently, the Company only engages in solo-staking operations. The Company is not limited or restricted in offering its services outside of Singapore and in other jurisdictions. The Company is voluntarily limiting its crypto-related business in Singapore. The Company has amended the disclosure to remove discussions related to its non-custodial staking tools services. See pages 41 and 42.

Summary Compensation Table, page 33

51.	We note your disclosure in footnote 2 that Ms. Ng resigned as Chief Operating Officer on September 30, 2022. Please revise this chart to provide the information for Mr. Zhang for the year ended December 31, 2022.

RESPONSE:	In response to the Staff’s comments, we have revised the footnote for Ms. Ng and included information for Mr. Zhang. See page 47.

Financial Statements, page F-1

52.	Please revise your next amendment to reflect the black line separating Predecessor and Successor periods between the Predecessor periods and the Successor periods. Currently, the black line is between two Successor periods.

RESPONSE:	In response to the Staff’s comment, we have revised the black line separating Predecessor and Successor periods on the consolidated financial statements. See pages F-4 and F-5.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Report of Independent Registered Public Accounting Firm, page F-2

53.	Please have your auditor revise their report to properly identify the financial statements presented in your filing. In this regard, we note that you present predecessor financial statements as of September 29, 2021 and through that date while your auditors’ report identifies September 30, 2021 as the relevant date.

RESPONSE:	In response to the Staff’s comments, we have revised in Form F-4. See page F-3.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

54.	Please tell us the following concerning costs of revenues, and revise your next amendment as appropriate:

●	what revenue line item and activities cost of revenues relates to;

●	why there was $0 cost of revenue in 2021; and

●	explain material changes in the cost of revenues line item in your discussion of results of operations in MD&A.

RESPONSE:	In response to the Staff’s comment, we clarified that for the year ended December 31, 2022, the Company’s cost of revenues was comprised of i) IT cost of $671,500, among which $450,000 relates to GameFi business and $221,500 relates to staking business. The IT costs were incurred to support our operations; and ii) amortization expenses of software of $111,100 for our GameFi business.

Because both GameFi business and staking business were launched during the year of 2022, the Company did not incur such cost of revenues for the year of 2021. The changes in the cost of revenues over the periods were mainly because its GameFi business and staking business were launched in the year ended December 31, 2022. We have revised pages 31 and 33 to explain the changes in cost of revenues.

55.	From your revenue and other income disclosure in MD&A on page 25, it appears that your ‘Other Income’ results from the reversal of accounts and other payables, on which you expected you would not have to make payments. Please address the following concerning ‘Other Income’ and reference, where appropriate, the authoritative literature you rely upon to support your position:

●	Tell us how these accounts and other payables were legally extinguished and properly derecognized under ASC 405-20-40-1;

●	Provide us your analysis supporting classification of the extinguishment of liabilities as revenue;

●	Tell us why these liabilities and other payables were not otherwise extinguished in your bankruptcy proceeding;

●	Tell us whether there are other material components of ‘Other Income’ and how they qualify to be classified as revenue;

●	Explain how you determined this income was part of the Leasing Business in your Operating Segments disclosure on page F-27; and

●	Discuss any material trends between periods in MD&A in accordance with Item 303(b)(2) of Regulation S-K.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

RESPONSE:	In response to the Staff’s comment, the Company has clarified the following facts:

●	We extinguished these accounts and other payables in accordance with ASC 405-20-40-1(b), because the creditors waived the outstanding liabilities from us and we are legally released from being the primary obligor under these liabilities.

●	We have revised page F-5 to reclassify the extinguishment of liabilities as other income under “loss from operations.”

●	These liabilities and other payables relate to the aircraft leasing business which was an ongoing business and, therefore, not extinguished in our bankruptcy proceedings. Accordingly, the income was part of the leasing business in our operating segment disclosure on page F-27.

●	We clarified that other income was comprised of income from extinguishment of liabilities only.

●	Because this a one-off income item, we do not expect any trends in the future.

56.	Please provide us your accounting analysis supporting the classification of your goodwill impairment below loss from operations. Reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us your consideration for the guidance in ASC 360-10-45-4.

RESPONSE:	In response to the Staff’s comment, we have revised page F-5 to reclassify the impairment of goodwill above loss from operations.

Note 2: Summary of Principal Accounting Policies Going concern, page F-10

57.	We note your disclosure on pages 26 and F-10 that, “management continues to prepare the Company’s consolidated financial statements on a going concern basis.” Please tell us how your auditor, Audit Alliance LLP, evaluated the Company’s ability to continue as a going concern and the need for explanatory language. Refer to PCAOB Audit Standard 2415.

RESPONSE:	In response to the Staff’s comments, the Company’s auditor, Audit Alliance LLP, obtained and assessed management’s operating and financing plans for the upcoming year and management’s assessment of going concern. The Company had a positive working capital of $6.96 million as of December 31, 2022. Also on January 20, 2023, the Company completed an initial sale of 4,314,615 shares of Common Stock pursuant to a private placement to certain purchasers for an aggregate purchase price of $5,608,999, or $1.30 per share. On February 15, 2023, the Company completed the final sale of 765,384 shares of Common Stock pursuant to the private placement to a purchaser for an aggregate purchase price of $994,999, or $1.30 per share, for a combined total issuance of 5,079,999 shares of Common Stock for gross proceeds of approximately $6,603,998 to the Company, before deducting estimated offering expenses. The Company confirms that it received $6.5 million cash and USDT payments on February 15, 2023. Thus, the Company concludes that the above facts indicate it will be able to meet its obligations as they become due within one year after the date that the financial statements are issued, and there is no substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Stable coins, page F-11

58.	We note that you account for Tether USD (USDT) as a financial asset. As Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves and as Tether has held precious metals and other non-financial assets in its reserves, it does not appear that USDT meets the definition of a financial instrument under ASC 825-10-20. As a result, please revise your accounting and disclosure to classify USDT as an indefinite-lived intangible asset or provide us your analysis supporting financial instrument classification and reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE:	In response to the Staff’s comment, we have revised the balance of USDT from stable coins to digital assets on the consolidated balance sheets. See pages F-4.

Digital assets, page F-12

59.	You disclose that digital assets are classified as current assets due to your ability to sell them in highly liquid marketplaces and your intent to liquidate them to support your operations when needed. Please tell us how this statement is consistent with the definition of current assets in ASC 210-10-20 and reference for us the authoritative literature you rely upon to support current asset classification. In your response, tell us:

●	How the fact that you must stake ether to become a validator and hold that ether to be eligible to earn staking rewards and avoid inactivity penalties is considered in your analysis given that staking and holding these assets appears to be consistent with longer-term investment; and

●	Your consideration for classifying digital assets expected to be sold or exchanged within one year as current with all other digital assets being classified as long-term.

RESPONSE:	In response to the Staff’s comment, we clarified that the Company earned fees and Miner Extractable Value (“MEV”) revenues in the forms of ETH from solo-staking. However the Company is entitled to withdraw its rewards and principle from the validator balance at any time, at its own discretion. In this way, the Company believes that its digital assets are highly liquid.

Pursuant to ASC 210-10-20, Current assets is defined as “used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” As of December 31, 2022, we expected all holdings of digital assets would be sold or exchanged within one year, and we therefore reclassified the digital assets as current assets.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

60.	We note your disclosure that you classified digital assets awarded to the Company through its GameFi and Solo-staking business within operating activities on the Consolidated Statements of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.

RESPONSE:	Pursuant to ASC 230-10-45-16, All of the following are cash inflows from operating activities:

a) Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales.

b) Cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends, and

c) All other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits and refunds from suppliers.

For the year ended December 31, 2022, the Company’s major streams of revenues came from GameFi and Solo-staking business, which were deemed as operating activities of the Company’s ordinary course. The digital assets, as the considerations of operating activities, were part of the operating activities.

61.	We note your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under ASC 820-10-35-5. As CoinMarketCap also separately displays pricing information from individual exchanges/trading platforms, please tell us whether one of the individual exchanges/trading platforms displayed on CoinMarketCap is your principal or most advantageous market. If so revise your disclosure to identify this specific market. If not, revise your accounting and disclosure to identify the single exchange/trading platform that is your principal or most advantageous market for each digital asset and stablecoin you hold or held. Regardless, tell us how you identified these single markets for each digital asset and stablecoin as your principal or most advantageous markets and reference the for us the authoritative literature you relied upon to support your position.

RESPONSE:	The digital assets held by the Company are traded on a number of active markets globally. The Company does not use any exchanges to buy or sell digital assets. Instead, the Company uses Matrixport Cactus for selling or exchanging ETH for U.S. dollars or vice versa. ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity.

EY Fair Value Measure guidance states, Existing guidance indicates that the principal market for an asset or liability should be determined based on the market with the greatest volume and level of activity that the reporting entity can access, and not the entity’s own level of activity in a particular market. That is, the determination as to which market(s) a particular company can access is entity-specific, but once the accessible markets are identified, market based volume and activity determines the principal market. CoinMarketCap was one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and is commonly cited by CNBC, Bloomberg, and other major news outlets. In addition, the U.S. government uses CoinMarketCap’s data for research and reports. Further, CoinMarketCap calculates price for a digital asset by taking the volume weighted average of all market pair prices reported for the digital asset instead of price from one single exchange. Thus, the Company determined that CoinMarketCap is the principal market for the digital assets owned.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

62.	We note that you recorded $326,800 of revenue from the GameFi business during 2022. We further note this revenue recognition accounting policy. Please tell us, and revise your next amendment as appropriate, to discuss the following:

●	How the price of the BNB is determined;

●	You note that the BNB is convertible to cash or other digital assets. Disclose how you used these digital assets once received; and

●	You note that the BNB is collected in accounts on the MetaMask Wallet.

Disclose whether you acted as a custodian for your customers or held any digital assets off balance sheet at any point in the process.

RESPONSE:	In response to the Staff’s comment, the Company has revised page F-14 to disclose the below fact pattern:

1)	The price of the BNB is determined by reference to the price information on CoinMarketCap;

2)	We exchanged BNB into USDC once we received; and

3)	We did not act as a custodian for our customers or hold any digital assets off balance at any point in the process.

Revenue from leasing of aircraft assets, page F-14

63.	Please tell us how the $300,000 allowance for doubtful accounts was determined at December 31, 2021 and how you determined a reversal was appropriate in 2022.

RESPONSE:	As of December 31, 2021, the Company evaluated the financial status of its customers, and assessed that collection of accounts receivable of $300,000 was remote. Therefore the Company recorded an allowance of $300,000 against these receivables. However in the year ended December 31, 2022, the Company’s customers repaid the outstanding balances and accordingly the Company reversed the allowance.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts Revenue from Solo-Staking business, page F-14

64.	Please provide us your analysis supporting your revenue recognition policy for staking rewards on your own nodes for your own behalf. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:

●	As it relates to step 1 in ASC 606:

o	Identify for us your customers for both block rewards and any gas/transaction fees paid by blockchain transacting parties.

o	Identify the contract and provide us a copy of that contract.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

o	Tell us when contract inception occurs and its duration. In this regard, we note your disclosure that smart contracts on the blockchain typically last a few weeks to months until cancelled by the operator.

o	Tell us the contract termination provisions and whether/how they impact your determination of contract inception and duration.

●	As it relates to step 2 in ASC 606:

o	Explain why each separate block creation or validation represents a performance obligation.

o	Tell us whether each separate block creation or validation represents a series of distinct goods or services as contemplated in ASC 606-10-25-15.

●	As it relates to step 3 in ASC 606:

o	Explain whether variable consideration exists under your contracts.

o	As noncash consideration is valued at contract inception under ASC 606-10-32- 21, tell us the relevance of measuring ETH awards at the fair value on the date received. In your response specifically tell us what intraday price is used to value ETH awards received.

●	As it relates to step 5 in ASC 606 tell us whether you recognize revenue at a point-in- time or overt-time and explain why.

RESPONSE:	The Company recognized revenues for staking nodes in accordance with ASC 606. The detailed analysis is as follows:

Step 1: Identify contracts with customers

Before identifying contracts with customer(s), we first identify Ethereum chain as our customer, for which we help regulate and validate ETH transactions and earn staking rewards, in the form of block rewards, gas fees and maximal extractable value (“Mev”) reward, from the block chain.

We have no written or electronic agreement with Ethereum chain, however we identify a contract with Ethereum chain at the inception of the contract in accordance with ASC 606-10-25-1.

Once we enter into the staking contract with Ethereum chain, the contract is terminable at any time, at our discretion, with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide creation and validation services to the block chain; our performance obligation extends over the contract term given our continuous provision of staking services. This period of time corresponds with the period of service for which Ethereum chain determines compensation due to us. Given cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily. The options to renew are not material rights because they are offered at the standalone selling price of the staking service. KPMG’s Revenue Recognition Handbook provides the following guidance on Step 1: Identify the contract(s) with a customer, Period-to-period contracts (with or without stated terms) may be referred to as evergreen contracts. In a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the inception of each contract is determined to be daily.

We have revised the disclosure on page [F-14] to delete the network smart contracts, as the counterparty of the contract is not the Company’s customer, they are ETH chain’s customer.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

When we stake our nodes on Ethereum chain, it is a conventional practice for both parties to commit to perform their respective obligations. This is the same practice for all ETH owners which stake their nodes on Ethereum chain.

b.	The entity can identify each party’s rights.

We can identify both parties’ rights. Our right is to collect block rewards, gas fees, and Mev rewards, if any, from Ethereum chain, and Ethereum chain’s right is to receive our creation and validation services provided by our nodes for the block chain.

c.	The entity can identify the payment terms.

The Company is entitled to receive the rewards once completion of performance obligation.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

The Company is entitled to receive rewards in the form of ETH, which can be subsequently exchanged to fiat currency. The risk, timing and amount of future cash flow is expected to change.

e.	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

By assessing Ethereum chain’s ability and intent to pay as considerations become due, we determined that it’s probable we will collect substantially all of the considerations.

Step 2: Identify the performance obligations in the contract.

We identify creation and validation of ETH transaction as one performance obligation because this service is a bundle of services that is required by our customer, which met the indicator as stipulated in ASC 606-10-25-21(a). Accordingly, these services are not separately identifiable in the context of contracts and they are identified as one performance obligation.

The contract includes a series of creation of validation of ETH transactions for various network-based smart contracts which vary based on the rules of the block chain. The transfers of services are not substantially the same. Pursuant to ASC 606-10-25-15, each creation and validation service is identified as single performance obligation.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Step 3: Determine the transaction price.

Our transaction price includes block rewards, gas fee and Mev rewards. The block rewards and gas fees are fixed for each transaction, while the Mev rewards are variable consideration. However upon completion of each performance obligation, the amount of Mev rewards is determinable.

The transaction considerations we receive are in the form of ETH, which is noncash consideration. The noncash consideration is valued at contract inception under ASC 606-10-32- 21, as we define our contract inception on a daily basis. We refer to the intraday closing price of ETH on CoinMarketCap to value our transaction consideration.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

As analyzed in step 1 and step 2, we identify one performance obligation in each contract, our customer simultaneously receives and consumes the benefits of our staking services on a daily basis, which met ASC 606-10-25-27(a). The Company shall recognize revenues over contract period. However because of each of our contracts last for one day, we recognized revenues on a daily basis upon completion of performance obligations for simplicity.

65.	Tell us what proof-of-stake technology tools you currently provide or anticipate providing in the near-term. Provide us a comprehensive accounting analysis that references the appropriate authoritative literature to support your current or anticipated revenue recognition policy for these tools. At a minimum, tell us how the StaaS MarsProtocol platform disclosed on page 28 operates, what services you will provide on that platform and how you expect to recognize revenue for each service.

RESPONSE:	In response to the Staff’s comment, the service to provide on the StaaS MarsProtocol platform is still under plan. Currently the StaaS MarsProtocol platform has Bit Digital Inc as its sole customer and plans to maintain such one customer in the near future. The customer, through the platform, stakes its ETH and earns block rewards and gas fees. In exchange for the usage of the platform, the customer pays service fees at a combination of a fixed percentage on each generation of ETH and a fixed monthly amount.

Pursuant to ASC 606, the Company recognize revenues in following steps:

Step 1. The Company identifies Bit Digital Inc as its sole customer and identifies a contract with the customer, because there is an agreement between both parties which represents both parties committed to perform respective obligations. In addition, the Company can identify both parties’ rights. The Company is entitled to collect service fees and the customer is entitled to use the Company’s platform, through which the customer would stake their ETH. The service is paid on a monthly basis and future cash flow is expected to change in risk, timing and amount. The payment ability and intention of the customer is of no issue.

Step 2. The Company identifies one performance obligation which is to provide a platform for customers to stake their ETH.

Step 3. The transaction consideration is a combination of a fixed percentage on each generation of ETH and a fixed monthly amount. The consideration is determinable.

Step 4. No need to allocate transaction price, as only one performance obligation is identified.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 8, 2023

Step 5. During the usage of the platform, the customer simultaneously receives and consumes the benefits provided by the platform. The Company recognized revenues over the period of contract. Because the transaction price is based on generation of ETH, the Company measures the progress of revenues using an output method.

From the end of April to the end of June 2023, which was a transition period, we terminated cooperation with an outsourced third-party IT company to develop and maintain our MarsProtocol staking platform. There are no penalties or contingencies arising from the termination of cooperation. As a result, effective July 1, 2023, we will not provide non-custodial staking tools to third parties.

Recent Accounting Pronouncements

ASU 2016-13, page F-16

66.	As a foreign private issuer, you are ineligible for smaller reporting company classification as indicated in Instruction 2 to Item 10(f) of Regulation S-K. As a result, please revise your financial statements and disclosures in this filing to adopt ASU 2016-13 for the earliest period presented.

RESPONSE:	In response to the Staff’s comment, the Company deleted the Recent Accounting Pronouncements for ASU 2016-13. As of December 31, 2022 and 2021, the Company did not have accounts receivable or provide allowance against doubtful accounts; the Company did not further revise its financial statements or disclosures to adopt ASU 2016-13 for the earliest period presented.

Note 5: Stable Coins, page F-23

67.	We note various exchanges of stablecoins in this note and digital assets in Note 6 for other digital assets and stablecoins but no apparent realized gains or losses on your statements of operations and comprehensive income (loss). Please tell us why these exchanges and any sales for cash result in no realized gains or losses consistent with your policy statement in the third paragraph on page F-12.

RESPONSE:	In response to the Staff’s comment, the Company clarifies that the addition of digital assets is recorded at the market price prevailing on the transaction date, which does not result in realized gains or losses of digital assets. The exchange or payment of digital assets is recorded at cost, using first-in-first-out method (“FIFO”). The difference between the cost and market price is recorded as realized gains or losses. As the Company has disclosed in Note 6, for the year ended December 31, 2022, the Company incurred $100 in payment of digital assets for charges. The amount was minimal, which did not resulted in significant realized gains or losses.

Note 6: Digital Assets, page F-23

68.	Please revise your next amendment to provide a separate rollforward of all digital assets held during the periods presented, including bitcoin, ETH, BNB, and any other digital assets held. In this regard, we note from the risk factor at the top of page 15 that you accept bitcoin and other cryptocurrencies from your customers as a form of payment for your staking technology services.

RESPONSE:	In response to the Staff’s comment, the Company has revised page F-23 to provide a separate rollforward of all digital assets held during the periods presented, including ETH and BNB.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com